

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 30, 2018

<u>Via E-mail</u>
Timothy Keogh
Chief Executive Officer and a Director
AmeriCann, Inc.
1550 Wewatta St.
Denver, CO 80202

> **Re: AmeriCann, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 12, 2018**
> **File No. 333-224256**

Dear Mr. Keogh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202)551-3585 with any questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Senior Counsel
Office of Real Estate and
Commodities

cc: William T. Hart, Esq. (*via e-mail*)